May 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:         NovaBay Pharmaceuticals, Inc. (the “Company”)

Form S-1, File No. 333-238317

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective as of 5:00 p.m. (Eastern time) on Friday, May 22, 2020, or as soon as practicable thereafter.

Very truly yours,

NovaBay Pharmaceuticals, Inc.

		By:	/s/ Justin Hall
Justin Hall
President & Chief Executive Officer and General Counsel
cc:	Abby E. Brown, Squire Patton Boggs (US) LLP